Exhibit 99.1

TAT TECHNOLOGIES LTD.

 UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Period Ended March 31, 2026

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	March 31,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,235	$51,259
Accounts receivable, net of allowance for credit losses of $241 and $172 as of March 31, 2026, and December 31, 2025, respectively	30,456	33,420
Inventory	81,736	75,549
Prepaid expenses and other current assets	8,423	6,071

Total current assets	171,850	166,299

NON-CURRENT ASSETS:
Property, plant and equipment, net	47,162	46,922
Operating lease right of use assets	5,484	5,807
Intangible assets, net	1,375	1,452
Investment in affiliates	5,520	4,905
Funds in respect of employee rights upon retirement	400	398
Deferred tax assets	706	639
Restricted deposit	310	307

Total non-current assets	60,957	60,430

Total assets	$232,807	$226,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial Statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	March 31,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,272	$2,227
Accounts payable	15,529	12,986
Accrued expenses and other	17,396	17,296
Current maturities of operating lease liabilities	1,448	1,474

Total current liabilities	36,645	33,983

NON-CURRENT LIABILITIES:
Long-term loans	8,937	9,485
Operating lease liabilities	4,174	4,448
Liability in respect of employee rights upon retirement	772	770
Deferred tax liabilities	1,804	1,652

Total non-current liabilities	15,687	16,355

COMMITMENTS AND CONTINGENCIES (NOTE 4)	-	-

Total liabilities	52,332	50,338
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value Authorized: 15,000,000 shares at March 31, 2026 and at December 31, 2025 Issued:13,257,610 shares at March 31, 2026 and at December 31, 2025 Outstanding: 12,983,137 shares at March 31, 2026 and at December 31, 2025	-	-
Additional paid-in capital	137,071	136,578
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	834	643
Retained earnings	44,658	41,258
Total shareholders' equity	180,475	176,391

Total liabilities and shareholders' equity	$232,807	$226,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months Ended March 31,
	2026	2025

Revenues:
Products	$13,906	$12,724
Services	27,241	29,418
	41,147	42,142

Costs:
Products	10,099	8,331
Services	21,017	23,857
	31,116	32,188
Gross profit	10,031	9,954

Operating expenses:
Research and development, net	571	324
Selling and marketing	2,182	1,928
General and administrative	4,293	3,532
	7,046	5,784
Operating income	2,985	4,170

Interest expenses	(148)	(335)
Other financial income, net	187	277
Income before taxes on income	3,024	4,112

Provision for income taxes	145	592
Income before share of equity investment	2,879	3,520

Share in profits of equity investment of affiliated companies	521	293
Net income	$3,400	$3,813

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands, except share and per share data

	Three Months Ended March 31,
	2026	2025

Earnings per share
Basic	$0.26	$0.35
Diluted	$0.26	$0.34

Weighted average number of shares outstanding
Basic	12,983,137	10,940,358
Diluted	13,204,290	11,211,271

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended March 31,
	2026	2025

Net income	$3,400	$3,813
Other comprehensive income, net:
Change in foreign currency translation adjustments	191	528
Total comprehensive income	$3,591	$4,341

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity
	Number of shares issued	Amount

BALANCE AT DECEMBER 31, 2024	11,214,831	$-	$89,697	$(76)	$(2,088)	$24,436	$111,969
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2025:
Comprehensive income	-	-	-	528	-	3,813	4,341
Share based compensation	-	-	222	-	-	-	222
BALANCE AT MARCH 31, 2025	11,214,831	$-	$89,919	$452	$(2,088)	$28,249	$116,532

BALANCE AT DECEMBER 31, 2025	13,257,610	$-	$136,578	$643	$(2,088)	$41,258	$176,391
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2026:
Comprehensive income	-	-	-	191	-	3,400	3,591
Share based compensation	-	-	493	-	-	-	493
BALANCE AT MARCH 31, 2026	13,257,610	$-	$137,071	$834	$(2,088)	$44,658	$180,475

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months Ended March 31,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,400	$3,813
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,313	1,305
Non-cash financial (income) expenses	331	(99)
Change in allowance for (recovery of) credit losses	69	(50)
Share in profits of equity investment of affiliated companies	(521)	(293)
Share based compensation	493	222
Deferred income taxes, net	85	519
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	2,894	(3,476)
Increase in prepaid expenses and other current assets	(2,257)	(527)
Increase in inventory	(6,430)	(3,861)
Increase in trade accounts payable	2,471	434
Increase (decrease) in accrued expenses and other	102	(3,022)
Net cash provided by (used in) operating activities	1,950	(5,035)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,420)	(2,862)
Net cash used in investing activities	(1,420)	(2,862)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(551)	(571)
Net change in short term loans from banks	-	6,369
Net cash (used in) provided by financing activities	(551)	5,798

Net decrease in cash and cash equivalents and restricted cash	(21)	(2,099)
Cash and cash equivalents and restricted cash at beginning of period	51,566	7,434
Cash and cash equivalents and restricted cash at the end of period	$51,545	$5,335

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	82	147
Reclassification between inventory and property, plant and equipment	-	579
Supplemental disclosure of cash flow information:
Interest paid	154	267

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL

Description of Business

TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries. TAT has the following wholly owned subsidiaries, hereinafter collectively referred to as the “Group”: Limco-Piedmont Inc. (“Limco-Piedmont”), Limco Airepair Inc. (“Limco”), a wholly owned Delaware subsidiary of Limco-Piedmont, Piedmont Aviation Component Services LLC (“Piedmont”), a North Carolina limited liability company, wholly owned subsidiary of Limco-Piedmont Inc., and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), which was established in January 2016 as a joint venture. The accounting treatment of the joint venture is based on the equity method due to participating rights granted to the other stockholder.

TAT operations is focused on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through its Kiryat Gat facility; (ii) MRO (“Maintenance Repair and Overhaul”) services for heat transfer components and OEM of heat transfer solutions through Limco; (iii) MRO services for aviation components (mainly Auxiliary Power Unit “APU” and Landing Gear “LG”) through Piedmont; and (iv) overhaul and coating of jet engine components through Turbochrome. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (under the symbol TATT) and Tel-Aviv Stock Exchange (under the symbol TAT Tech).

On February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, resulting in the death of Iran’s Supreme Leader and other key officials and military commanders. In response, Iran launched ballistic missiles and drones against targets in Israel and in other countries in the region, including the United Arab Emirates, Bahrain and Kuwait, as well as at U.S. military assets in the Middle East. The escalation also contributed to resumption of hostilities between Israel and Hezbollah in Lebanon. In early April 2026, the United States and Iran agreed to a conditional ceasefire that included Israel, and a separate ceasefire arrangement is in place between Israel and Lebanon. Although a ceasefire has since been announced, regional tensions remain high and the security situation remains uncertain. The situation remains volatile, and we are unable to predict if, when, or on what terms further escalation may occur or be resolved.

Currently, TAT continues its business and operations but the intensity and duration of Israel’s current war is difficult to predict, as are such wars’ economic implications on our business and operations and on Israel's economy in general. We continue to monitor political and military developments closely. To date, the Company’s operations and financial results have not been materially affected by these events. Also, since this is an event beyond the Company’s control and may impact our Israeli activity, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees. For the three months ended March 31, 2026 and 2025, the Group’s activity in Israel contributed $13,296, and $12,272 million out of total revenue of $41,147 and $42,142, respectively.

Furthermore, global conflicts continue to create volatility in global financial and energy markets and contribute to supply chain shortages adding to the inflationary pressures in the global economy. These lead to higher material and labor costs, and as a result the Company decided to retain higher inventory levels. The Company actively collaborates with its suppliers to minimize the impacts of supply shortages on manufacturing and MRO services.

International operations are subject to a number of other risks, including import and export laws and the impact of tariffs. Changes in global tariff regimes, whether recently implemented or anticipated, may have broader implications for the Company’s operations. These may include increased volatility in purchasing prices due to shifting import costs, particularly with respect to raw materials and components sourced internationally.

Furthermore, elevated tariffs can affect the pricing structure and profitability of cross-border transactions, potentially requiring adjustments to existing contracts with customers and suppliers located outside of the United States. While the full impact of these tariffs remains uncertain, the Company expects that tariff related costs will be substantially passed to customers. As such, the Company is expecting minimal to no impact from the changes above.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim consolidated balance sheet as of March 31, 2026, the interim consolidated statements of income, interim statements of cash flows and the interim consolidated statements of shareholders’ equity for the three months ended March 31, 2026 and 2025 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of March 31, 2026, as well as its results of operations and cash flows for the three months ended March 31, 2026 and 2025.

The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026, or for other interim periods or for future years.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2026.

Significant Accounting Policies

There have been no changes to the significant accounting policies described in the 2025 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory and income taxes.

Concentrations of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and deposits, derivatives and accounts receivable.

Cash and cash equivalents are deposited with several major banks in Israel and the United States. Such deposits in the United States and Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and that the Group has not been affected by certain banking institutions in the U.S. Accordingly, minimal credit risk exists with respect to these financial instruments.

The Group has a relatively large number of customers with established private and public companies, and governmental institutions which mitigate the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the Company purchased a credit insurance policy from a well-known insurance Company. As of March 31, 2026 and December 31, 2025 the Company has a single customer which represents 18% and 13% of the Company's accounts receivable, respectively.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

New accounting pronouncements adopted

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The adoption did not have a material impact on the Company’s condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

NOTE 3 -	INVENTORY

Inventory is composed of the following:

	March 31, 2026	December 31, 2025

Raw materials and components	$62,032	$59,585
Work in progress	18,792	15,478
Finished goods	912	486

Total inventory	$81,736	$75,549

Inventories write down expenses due to slow inventory amounted to $0 and $251 for the three months ended March 31, 2026 and 2025, respectively.

The Company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the Company needs to forecast demand and commit significant resources towards these inventories. As such, the Company is subject to risks including excess inventory no longer relevant.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -	COMMITMENTS AND CONTINGENCIES

Royalty commitments

The Company is committed to paying royalties as percentage of revenue or as a percentage of purchase in the amount range from 5% to 25% to certain OEM as part of the Company’s licenses agreements. Royalties expense was $1,310 and $1,373 for the three months ended March 31, 2026 and 2025, respectively.

Litigation

On July 12, 2022, TAT filed a suit against TAT Industries Ltd. in the District Court of Tel Aviv. TAT had leased the Gedera facility from TAT Industries Ltd. until the termination of the lease agreement in 2022. TAT asserts that TAT Industries Ltd. has unlawfully forfeited a bank guarantee that was granted for the benefit TAT Industries Ltd. in connection with the lease in Gedera in the amount of $750 thousands. On December 28, 2022, TAT Industries Ltd. filed a counterclaim against TAT asserting damages caused by TAT in connection with the lease in Gedera. The evidentiary hearings concluded on June 29, 2025, and the parties completed their closing arguments by November 23, 2025. TAT intends to vigorously defend the counterclaim by TAT Industries Ltd. and TAT estimates that is not probable that TAT Industries Ltd.’s claim against TAT will be approved.

NOTE 5 -	EARNINGS PER SHARE (“EPS”)

Basic earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Three Months Ended March 31,
	2026	2025
Numerator for EPS:
Net income	$3,400	$3,813
Denominator for EPS:
Weighted average shares outstanding – basic	12,983,137	10,940,358
Dilutive shares	221,153	270,913
Weighted average shares outstanding – diluted	13,204,290	11,211,271
EPS:
Basic	$0.26	$0.35
Diluted	$0.26	$0.34

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	SEGMENT INFORMATION

Segment Activities Disclosure:

TAT operates under four segments: (i) OEM of heat transfer solutions and aviation accessories mainly through its Kiryat Gat facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components (mainly APU and LG) through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

◾
OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board of commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

◾
MRO services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

◾
MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components, as well as APU lease activity. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

◾
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

The Group’s chief operating decision-maker ("CODM") is the CEO of the Company. The CODM evaluates segment performance and allocates the Company’s resources, the CODM uses segment measures of revenue, gross profit, operating income and total assets. The CODM reviews budget-to-actual variances of both profit measures on a monthly basis when making decisions about allocation of the Company’s resources to the segments.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	SEGMENT INFORMATION (CONT)

Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The following financial information is a summary of the operating income of each operational segment:

	Three Months Ended March 31, 2026
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$10,698	$11,031	$16,862	$2,556	$-	$41,147
Revenues - internal	42	92	11	-	(145)	-

Cost of revenues	7,722	7,593	14,465	1,539	(203)	31,116
Gross profit	3,018	3,530	2,408	1,017	58	10,031

Research and development	251	250	-	70	-	571
Selling and marketing	679	502	831	170	-	2,182
General and administrative	1,356	1,096	1,585	256	-	4,293
Operating income	732	1,682	(8)	521	58	2,985

Financial (income) expenses, net	(764)	102	653	(30)	-	(39)
Income before taxes	$1,496	$1,580	$(661)	$551	$58	$3,024

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	SEGMENT INFORMATION (CONT)

Segments statement operations disclosure (cont.)

	Three Months Ended March 31, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$9,750	$11,909	$18,298	$2,185	$-	$42,142
Revenues - internal	337	568	-	-	(905)	-

Cost of revenues	7,173	8,823	16,045	1,107	(960)	32,188
Gross profit	2,914	3,654	2,253	1,078	55	9,954

Research and development	149	140	-	35	-	324
Selling and marketing	451	554	788	135	-	1,928
General and administrative	1,076	795	1,504	157	-	3,532
Operating income	1,238	2,165	(39)	751	55	4,170

Financial expenses, net	(718)	150	630	(4)	-	58
Income before taxes	$1,956	$2,015	$(669)	$755	$55	$4,112

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	SEGMENT INFORMATION (CONT)

The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Three Months Ended March 31, 2026
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$80,108	$47,565	$94,967	$11,139	$(972)	$232,807
Depreciation and amortization	252	291	721	89	(40)	1,313
Expenditure for segment assets	632	113	638	37	-	1,420

	Year Ended December 31, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$78,541	$45,305	$93,473	$10,321	$(911)	$226,729
Depreciation and amortization	905	1,107	2,894	356	(161)	5,101
Expenditure for segment assets	3,179	839	7,180	225	-	11,423

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -	REVENUES

Total revenues - by geographical location were attributed according to customer residential country as follows:

	Three Months Ended March 31,
	2026	2025
Sale of Products
United States	$9,595	$7,981
Europe	794	836
Israel	1,503	1,770
Other	2,014	2,137
	$13,906	$12,724

	Three Months Ended March 31,
	2026	2025
Sale of Services
United States	$16,881	$19,719
Europe	4,347	4,183
Israel	1,810	1,604
Other	4,203	3,912
	$27,241	$29,418

Total long-lived assets - by geographical location were as follows:

	March 31,	December 31,
	2026	2025
United States	$37,458	$37,790
Israel	15,188	14,939
Total	$52,646	$52,729

Contract liabilities:

Contract liabilities primarily included advance payments from customers expected to be recognized within a year. For the three months ended March 31, 2026 and 2025, $831 and $1,692, respectively, of the recognized revenue was included in deferred revenue at the beginning of the periods.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -	SUBSEQUENT EVENTS

TAT, through its Piedmont subsidiary, holds less than 5% of the equity securities of First Aviation Services Inc. (“FAvS”). In April 2026, an independent third party entered into a definitive agreement to acquire First Aviation Services. The company anticipates receiving cash proceeds as a result of the transaction in the range of $4.3 to $4.5 million and a resulting gain of $4.1 to $4.3 million upon and subject to the closing of the transaction.